

Mail Stop 3561

July 10, 2017

Michael K. Bloom
Chief Executive Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118

      Re: **Fred's, Inc.**
              Registration Statement on Form S-3
              Filed June 30, 2017
              File No. 333-219115

Dear Mr. Bloom:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

                      Sincerely,

                      /s/ Lilyanna Peyser for

                      Mara Ransom
                      Assistant Director
                      Office of Consumer Products